SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated February 11, 2008.

Document 1

For Immediate Release	February 11, 2008

Crystallex Closes C$69,069,000 Offering

TORONTO, ONTARIO, February 11, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) (“Crystallex” or the “Company”) announced today that it has completed its previously announced offering of 32,890,000 units at C$2.10 per unit for gross proceeds of C$69,069,000, including 4,290,000 units issuable upon the exercise of the over-allotment option by the syndicate of underwriters.

Crystallex plans to use the net proceeds from the financing to develop the Las Cristinas Project, for debt service and for general corporate purposes.

These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States and these securities may not be offered or sold, directly or indirectly, within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) without registration under the U.S. Securities Act and any applicable state securities laws unless an exemption from registration is available.  This news release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577, info@crystallex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

Date:	February 11, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer